

Mail Stop 3030

April 6, 2018

Via E-mail
Joseph P. Dwyer
Chief Financial Officer
Misonix, Inc.
1938 New Highway
Farmingdale, NY 11735

> **Re: Misonix, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed August 24, 2017**
> **Form 10-Q for the Quarterly Period Ended December 31, 2017**
> **Filed February 6, 2018**
> **File No. 001-10986**

Dear Mr. Dwyer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

General

1.   You state on page 5 of the 10-K that you have a license agreement with Medtronic Minimally Invasive Therapies (MMIT), that you developed a product with MMIT, and that as a result of this development you co-own patents with MMIT and receive royalty payments from MMIT on sales. Medtronic PLC stated in a publicly available letter to the Commission dated October 10, 2017 that Medtronic sells medical devices and surgical tools including products from its "Minimally Invasive Therapies Group" to distributors in Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, partners or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Audited Financial Statements

Consolidated Statements of Cash Flows, page F-7

2.   Tell us how your presentation of cash flows used in operating activities is consistent with ASC 230-10-45-28, which requires that when using the indirect method you should begin the reconciliation with net income. Otherwise, revise future filings to comply with that guidance.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Note 12. Licensing Agreements for Medical Technology, page 15

3.   We note that you entered into a licensing and manufacturing arrangement with Hunan Xing Rui Kang Bio-technologies Co., Ltd for $11 million. Please address the following:

- Tell us how you are accounting for this arrangement, including the upfront fees, and cite the guidance on which you based your accounting.

- Tell us the amount of related revenue, if any, you recorded in the reported periods.

- Revise MD&A as applicable in future filings to discuss the impact of this arrangement on your results of operations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery